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Exhibit 12.1

Tyco International Ltd.
Computation of Ratio of Earnings to Fixed Charges(1)(2)
(dollars in millions)

	For The Nine Months Ended		Fiscal
	June 27, 2008	June 29, 2007	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before incomes taxes, minority interest and cumulative effect of accounting changes	$1,083	$(2,540)	$(2,181)	$1,134	$612	$430	$(434)
Add: Fixed charges	423	310	464	424	472	530	612
Less: Capitalized Interest	1	2	3	1	1	—	—

	$1,505	$(2,232)	$(1,720)	$1,557	$1,083	$960	$178

Fixed Charges:
Interest expense before capitalized interest	$324	$210	$316	$280	$323	$377	$458
Rentals	99	100	148	144	149	153	154

	$423	$310	$464	$424	$472	$530	$612

Ratio of Earnings to Fixed Charges	3.56	— (3)	— (4)	3.67	2.29	1.81	—	(5)

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes, minority interest and cumulative effect of accounting changes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.

(2)
In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", certain businesses divested during fiscal year 2008 have been classified as discontinued operations in the Company's interim consolidated financial statements for the three and nine months ended June 27, 2008. The effects of reclassifying such businesses as discontinued operations individually or in the aggregate are not material to previously issued annual and interim financial statements. As a result, the financial statements included in the previously issued Annual Report on Form 10-K for the fiscal year ended September 28, 2007 and interim Quarterly Reports on Form 10-Q for the quarters ended December 28, 2007 and March 28, 2008, which have been incorporated by reference in this registration statement have not been recasted to reflect such businesses as discontinued operations. Upon filing of the annual financial statements on Form 10-K for the fiscal year ended September 26, 2008, the Company intends to recast the financial statements for fiscal years ended September 28, 2007 and September 29, 2006 to reflect such businesses as discontinued operations. Additionally, the Company intends to recast the selected financial data for the fiscal years ended September 30, 2005 and 2004. The effect of reflecting such businesses as discontinued operations will increase our loss from continuing operations by $9 million to $2,528 million for the fiscal year ended September 28, 2007. Our income from continuing operations will decrease by $8 million, $10 million and $12 million to $815 million, $571 million and $333 million for the fiscal years ended September 29, 2006 and September 30, 2005 and 2004, respectively. Our net revenues will decrease by $308 million, $272 million, $281 million and $259 million to $18,473 million, $17,064 million, $16,384 million and $15,770 million for the fiscal years ended September 28, 2007,

  September 29, 2006 and September 30, 2005 and 2004, respectively. The recasting of the financial statements will not have an effect on previously reported net income or loss, total assets and liabilities, shareholders' equity or cash flows from operating, investing and financing activities for the fiscal years ended September 28, 2007, September 29, 2006 and September 30, 2005 and 2004. Additionally, the ratio of earnings to fixed charges disclosed in this Form S-4 for the five fiscal years included in the period ending September 28, 2007 include the results of the divested businesses in earnings from continuing operations before income taxes, minority interest and cumulative effect of accounting changes as the impact was not material to any of the periods presented.

(3)
In the nine months ended June 29, 2007, fixed charges exceeded earnings by $2,542 million.

(4)
In fiscal 2007, fixed charges exceeded earnings by $2,184 million.

(5)
In fiscal 2003, fixed charges exceeded earnings by $434 million.

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  Exhibit 12.1
Tyco International Ltd. Computation of Ratio of Earnings to Fixed Charges(1)(2) (dollars in millions)